WINLAND ELECTRONICS, INC.    09/14/10

FILED VIA EDGAR AS CORRESPONDENCE AND SENT VIA FACSIMILE

September 14, 2010

Mr. Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C.  20549

Re:      Winland Electronics, Inc.
Form 10-K for year ended December 31, 2009
Filed March 19, 2010
File No. 001-15637
Your letter dated August 31, 2010

Dear Mr. Vaughn,

On behalf of Winland Electronics, Inc., (“Winland” or “the Company”), I am responding to the comments in your letter dated August 31, 2010 with respect to the above-referenced filing.  Each response is numbered to correspond to the number of the relevant comment in your letter.

 Form 10-K for the year ended December 31, 2009

Management’s Discussion and Analysis of Plan of Operation, page 9

Liquidity and Capital Resources, page 11

1.
Please revise future filings to discuss material changes in the underlying drivers of your working capital changes (e.g. cash receipts from the sale of goods and cash payments to acquire supplies and components or goods for resale), rather than merely describing items identified on the face of the statement of cash flows to provide a sufficient basis for a reader to analyze the change.  Refer to Item 303(a) of Regulation S-K and Release 33-8350.

The Company will comply with the aforesaid comment in its future filings.

2.
Further to the above, we note from pages 19-20 and within your June 30, 2010 Form 10-Q that your sales are trending downward. We also note that your inventory has increased from December 31, 2009 to June 30, 2010.  Please explain to us why your inventory balances are increasing considering that your sales are decreasing for each reporting period presented.  We may have further comment upon reviewing your response.

During the period from December 31, 2009 to June 30, 2010, the Company increased its inventory position by approximately $675,000 primarily for new customers who are progressing through new product introduction (NPI) phase.  This inventory will be used in production as these customers attain production volumes after the NPI phase.  Sales to customers progressing through the NPI phase are generally lower quantities and values.  These sales volumes were not enough to offset the decreased sales volumes to our top three customers.  Inventory for these top three customers decreased approximately $453,000 from December 31, 2009 to June 30, 2010.  Additionally, there has been no change in the Company’s methodology for identifying and recording inventory obsolescence during the periods ended December 31, 2009 or June 30, 2010.  Winland believes the inventory position presented on its financial statements is properly presented at the lower of cost or market.

 Note 1.  Nature of Business and Significant Accounting Policies, page 24

-Allowance for Doubtful Accounts, page 24

3.
We note your disclosures here, on page 33, and within your June 30, 2010 Form 10-Q related to your evaluation of the collectability of your outstanding accounts receivable balances for each reporting period presented.  We also note that your sales have significantly decreased by $3.2 million, or 25% for the six months ended June 30, 2010 as compared to the six months ended June 30, 2009.  However, we do not note a corresponding decrease in your accounts receivables as of June 30, 2010 as compared to December 31, 2009.  Considering these factors, please explain to us your basis for your estimate that your outstanding accounts receivable will be collected for each reporting period presented.  Within your response, please also address the following comments:

• Please explain to us why your accounts receivable had not materially changed for each reporting period presented even though your sales have continued to decline.
• Discuss any metrics such as Days Sales Outstanding (DSO) that you use in evaluating your receivables.

We may have further comment upon reviewing your response.

The Company’s accounts receivable balance at the end of a period is affected by the credit terms granted to its customers, the volume of sales and timing of sales as to when they occurred during the period.  As of June 30, 2010, the increase in Winland’s accounts receivable balance was primarily the result of sales to its largest customer being shipped within the last 45 days of the period which were current as of the end of the period.  The terms due from Winland’s largest customer are net 45 days.  The aging of Winland’s accounts receivable was also consistent between the two periods noted above.  The Company reviews the collectability of its accounts receivable on an individual basis and places a reserve on those balances which are at risk of being collected.  The average days sales outstanding at June 30, 2010 and December 31, 2009 were 65 and 58 days, respectively.  Based on the individual review of its customer’s outstanding account receivable balances, including analysis of sales volume and timing, the Company believes its net accounts receivable balances presented in its financial statements were of good quality and properly valued at net realizable value as of the end of the periods presented.  Since December 31, 2009 and June 30, 2010, collections from customers support the values that were recorded at each reporting period.

4.
Further to the above, we note from your Form 8-K filed on August 24, 2010 that you have entered into arrangement with PrinSource Capital Companies, LLC to purchase certain of your accounts receivables.  Please tell us what the nature and terms of the agreement are and how you plan on accounting for this arrangement.  Cite the accounting literature relied upon and how you applied it to your situation.  Within your discussion, please explain to us the underlying business reason for entering into this arrangement.  For instance, please explain to us if you have had any difficulties collecting your outstanding accounts receivable balances.

The arrangement entered into with PrinSource Capital Companies, LLC (PrinSource) provides the Company with greater flexibility and credit capacity to finance its operations.

Winland will be accounting for the agreement with PrinSource as a secured borrowing per ASC 860-10-55-46, Transfers of Receivables with Recourse.  Winland will be transferring a portion of its accounts receivable (financial asset) with recourse.  This transfer does not meet the participating interest criteria set forth in ASC 860-10-40-6A(c)(4) thus Winland concludes the transfer shall be accounted for as a secured borrowing.

Historically, Winland has not had difficulty collecting its outstanding accounts receivable balances.  Under the terms of the agreement, if difficulty is encountered, a reserve would be recorded and affected invoices would be repurchased by the Company from PrinSource.

Note 7.  Warrants and Stock-based Compensation Plans, page 31

5.	In future filings, please provide all the disclosures required by paragraph 718-10-50-2 of the FASB Accounting Standards Codification.

The Company will comply with the aforesaid comment in its future filings by adding a table showing the range of exercise prices for outstanding and exercisable options.

The Company hereby acknowledges that

·	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
·	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
·	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments to the undersigned.

Sincerely,

 /s/ Glenn A. Kermes
Glenn A. Kermes
Chief Financial Officer
WINLAND ELECTRONICS, INC.
1950 Excel Drive
Mankato MN  56001
Phone:  (507) 386-1460
Fax:  (507) 625-5135
E-mail:  gakermes@winland.com
Web site:  www.winland.com